UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
CADENCE DESIGN SYSTEMS, INC.
(Name of Subject Company (Issuer))
CADENCE DESIGN SYSTEMS, INC.
(Name of Filing Persons (Offeror))
Zero Coupon Zero Yield Senior Convertible Notes due 2023
(Title of Class of Securities)
127387AB4 and 127387AA6
(CUSIP Number of Class of Securities)
James J. Cowie
Senior Vice President, General Counsel and Secretary
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134
Tel. (408) 943-1234
Fax. (408) 428-5001
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Stewart L. McDowell
Gibson, Dunn & Crutcher LLP
1 Montgomery Street
San Francisco, California 94104
Tel. (415) 393-8200
Fax. (415) 374-8400
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$230,960,962.50	$9,076.77***

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the Zero Coupon Zero Yield Senior Convertible Notes due 2023, as described herein, is $1,002.50 per $1,000 principal amount outstanding. As of July 16, 2008, there was approximately $230,385,000 in aggregate principal amount outstanding, resulting in an aggregate maximum repurchase price of $230,960,962.50.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

***	Previously paid.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,076.77	Filing Party:	Cadence Design Systems, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 16, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I (“Schedule TO”) originally filed by Cadence Design Systems, Inc., a Delaware corporation (the “Company”), on July 16, 2008, and relates to the offer to repurchase for cash the Zero Coupon Zero Yield Senior Convertible Notes due 2023 issued by the Company on August 15, 2003 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Securities, the Company Notice to Holders of its Securities, dated July 16, 2008 (the “Company Notice”) and filed as Exhibit (a)(1)(A), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to the Schedule TO (the Company Notice and the related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture (the “Indenture”), dated August 15, 2003, by and between the Company and The Bank of New York Mellon Corporation (as successor trustee to J.P. Morgan Trust Company, National Association), as Trustee.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:
     The Option expired at 5:00 p.m., New York City time, on August 14, 2008. Pursuant to the Option, Securities with an aggregate principal amount of $230,207,000 were validly surrendered for repurchase and not withdrawn prior to the expiration of the Option, all of which were accepted for payment in cash by the Company. The repurchase price for the Securities was $1,002.50 in cash per $1,000 principal amount. The aggregate repurchase price for all of the Securities validly surrendered for repurchase and not withdrawn was $230,782,517.50. After the repurchase, a total of $178,000 in principal amount of the Securities remains outstanding.
     On August 15, 2008, the Company issued a press release announcing the results of the Option. A copy of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 11.	Additional Information.
     The information set forth in Item 4 above is incorporated herein by reference.

Item 12.	Exhibits.
     Exhibit (a)(5)(B) to this Amendment is hereby filed as Exhibit (a)(5)(B) to the Schedule TO and Item 12 of the Schedule TO is amended and restated as follows:

(a)(1)(A)*	Company Notice to Holders of its Zero Coupon Zero Yield Senior Convertible Notes due 2023, dated July 16, 2008.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press Release issued by the Company on July 16, 2008.

(a)(5)(B)	Press Release issued by the Company on August 15, 2008.

(b)	Not applicable.

(d)(1)*	Indenture, dated August 15, 2003, by and among the Company and The Bank of New York Mellon Corporation (as successor to J.P. Morgan Trust Company, National Association), incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended September 27, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CADENCE DESIGN SYSTEMS, INC.
By:	/s/ James J. Cowie
	Name:	James J. Cowie
	Title:	Senior Vice President, General Counsel and Secretary

Dated: August 18, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Company Notice to Holders of its Zero Coupon Zero Yield Senior Convertible Notes due 2023, dated July 16, 2008.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press Release issued by the Company on July 16, 2008.

(a)(5)(B)	Press Release issued by the Company on August 15, 2008.

(b)	Not applicable.

(d)(1)*	Indenture, dated August 15, 2003, by and among the Company and The Bank of New York Mellon Corporation (as successor to J.P. Morgan Trust Company, National Association), incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended September 27, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.

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